Exhibit 1

PRESS RELEASE

CYREN Reports First Quarter 2016 Results
- - -
Solid year-over-year and sequential quarterly revenue growth

McLean, Va. – May 17, 2016 – CYREN (NASDAQ: CYRN) today announced its first quarter 2016 financial results for the period ending March 31, 2016.

“CYREN started 2016 with a strong first quarter, continuing the sequential revenue growth that we have seen for the past few quarters,” said Lior Samuelson, CEO and Chairman of the Board at CYREN. “We saw an increase in demand for both our CYREN WebSecurity (“CWS”) offering and our embedded solutions.  With the general availability release of CWS 3.0, we now provide a cybersecurity platform that is more powerful than solutions of other leading cloud security providers.  We expect to continue to benefit from the general market trend of businesses shifting their security spending from appliance-based to cloud-based security solutions.”

CYREN experienced one of its strongest quarters in history in terms of contract renewals, expansions and operating cash flow.  During the first quarter, several large customer contracts were renewed and expanded for multi-year, multi-million dollar extensions.  Operating cash flow for the first quarter was $2.9 million, driven in part by customer pre-payments for services.  The positive operating cash flow enabled CYREN to pay down its line of credit in full, and the company ended the quarter with no debt.

During the quarter, CYREN invested heavily in recruiting and building a world-class sales and marketing team, including key executive hires from the security sector.  This expansion includes the opening of the company’s new office in Austin, Texas in order to tap into one of the hottest technology recruiting markets in the country.  Through this expansion, CYREN joins the ranks of other Austin security technology employers such as Dell, IBM and Forcepoint.

First Quarter 2016 Financial Highlights:

•
Revenues for the first quarter of 2016 were $7.4 million, compared to $7.0 million for the first quarter of 2015, and $7.1 million for the fourth quarter of 2015. The increase in revenue is attributable to growth in both the embedded business, as well as the highest level of revenue recognition in CYREN WebSecurity since the service was launched.

•
Non-GAAP revenues totaled $7.5 million for the first quarter of 2016, compared to $7.0 million for the first quarter of 2015, and $7.2 million for the fourth quarter of 2015. The difference between non-GAAP and GAAP revenue is derived from the fact that deferred revenues consolidated from acquired companies are recorded based on fair value rather than book value for GAAP purposes.

•
GAAP net loss for the first quarter of 2016 was $1.5 million, compared to a loss of $1.7 million in the first quarter of 2015, and a loss of $1.2 million in the fourth quarter of 2015.  The increased sequential loss is primarily due to additional investments in the company‘s Sales and Marketing resources over the past two quarters.

•	Loss per basic and diluted share for the first quarter of 2016 was $0.04, compared to a loss of $0.05 for the first quarter of 2015, and a loss of $0.03 for the fourth quarter of 2015.

•	Non-GAAP net loss for the first quarter of 2016 was $1.9 million, compared to a loss of $1.0 million for the first quarter of 2015, and a loss of $1.4 million in the fourth quarter of 2015.

•	Non-GAAP loss per basic and diluted share was $0.05 for the first quarter of 2016, compared to a loss of $0.03 in both the first quarter of 2015 and the fourth quarter of 2015.

•
Cash generated by operating activities during the first quarter was $2.9 million, compared to operating cash usage of $2.0 million in the first quarter of 2015, and operating cash usage of $0.6 million during the fourth quarter of 2015.

•
Cash as of March 31, 2016 was $14.0 million, compared to $16.4 million as of December 31, 2015. During the quarter, CYREN paid down in full and terminated its line of credit, ending the quarter with no debt.

For information regarding the non-GAAP financial measures discussed in this release, please see "Use of Non-GAAP Financial Measures" and "Reconciliation of Selected GAAP Measures to Non-GAAP Measures."

Recent Business Highlights:

•
The March 2016 general availability release of CWS 3.0 integrates CYREN's enhanced cyber threat capabilities and a new advanced threat protection module to stop zero-day threats, Advanced Persistent Threats (APTs) and evasive malware.

•
During the quarter, CYREN renewed and expanded a multi-year, multi-million dollar contract with one of the largest publicly-traded security technology companies.  The agreement includes several of CYREN’s antispam, anti-malware and cyber intelligence solutions for use within UTM appliances and cloud-based security services.

•
Signed several new CWS customers, including both enterprise and service providers utilizing CWS full proxy and DNS capabilities.  During the quarter, CYREN displaced incumbent vendors such as Websense/Forcepoint and OpenDNS in several accounts.

•
CYREN was recently awarded a cybersecurity grant from the National Authority for Technological Innovation (NATI), formerly known as the Office of the Chief Scientist (OCS), at Israel’s Ministry of Economy and Industry.  CYREN is unique in the Israeli security industry, having been recognized by the NATI for developing innovative cybersecurity technology several years in a row.

•
CYREN hired several key executives from the security industry to further build out its Sales, Marketing and Product Management teams.  Key hires in recent months include industry veterans from Zscaler, Check Point and Radware who bring to CYREN decades of combined expertise in the security sector.

•
CYREN had a strong presence at the RSA Security Conference in San Francisco, where CWS was named best Anti-Malware Solution by Cyber Defense Magazine.  CWS received recognition for its continued security protection from the latest malware threats, including the Locky Virus Ransomeware which rose to epidemic levels during the quarter.

Financial Results Conference Call:

The company will also host a conference call at 10 a.m. Eastern Time (5 p.m. Israel Time) on Tuesday, May 17, 2016.

US Dial-in Number:	1-888-503-8175
Israel Dial-in Number:	1-80-924-5906
International Dial-in Number:	1-719-325-2315

The call will be simultaneously webcast live on the investor relations section of CYREN's website at http://www.cyren.com/ir.html.

For those unable to participate in the live conference call, a replay will be available until May 31, 2016. To access the replay, the U.S. dial in number is 1-877-870-5176 and the non-U.S. dial in number is 1-858-384-5517. Callers will be prompted for replay conference ID number 3421066. An archived version of the webcast will also be available on the investor relations section of the company's website.

About CYREN
CYREN (NASDAQ and TASE: CYRN) protects more than 600 million users against cyber attacks and data breaches through its cloud-based web, email, mobile and endpoint security solutions. Relied upon by many of the world's largest technology companies such as Dell, Google, McAfee and Microsoft, CYREN offers enterprise-focused security as a service (SecaaS) solutions as well as embedded solutions for software and security firms. CYREN's global cloud security platform processes more than 17 billion daily transactions and uses innovative zero-day protection technology to proactively block over 130 million threats each day. Learn more at www.cyren.com.

Blog: blog.cyren.com
Facebook: www.facebook.com/CyrenWeb
LinkedIn: www.linkedin.com/company/cyren
Twitter: twitter.com/CyrenInc or twitter.com/cyren_ir

To download CYREN's investor relations app please visit Apple's App Store for the iPhone and iPad or Google Play for Android mobile devices.

Use of Non-GAAP Financial Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: stock-based compensation expenses, amortization of acquired intangible assets, executive termination costs, deferred taxes and deferred revenues related to acquisitions, one-time settlement agreements, reorganization expenses, adjustments to earn-out obligations and capitalization of technology. The purpose of such adjustments is to give an indication of the company's performance exclusive of non-cash charges and other items that are considered by management to be outside of the company's core operating results. The company's non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with the company's consolidated financial statements prepared in accordance with GAAP.

Company management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate the business and make operating decisions.

These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. The company believes this adjustment is useful to investors as a measure of the ongoing performance of the business. The company believes these non-GAAP financial measures provide consistent and comparable measures to help investors understand the company's current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

This press release contains forward-looking statements, including projections about the company's business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available at the time of the press release and the company assumes no obligation to update any of them. The statements in this press release are not guarantees of future performance and actual results could differ materially from current expectations as a result of numerous factors, including business conditions and growth or deterioration in the internet security market, technological developments, products offered by competitors, availability of qualified staff, and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

U.S. Investor Contact
Garth Russell
KCSA Strategic Communications
+1 212 896 1250
grussell@kcsa.com

Israel Investor Contact:
Iris Lubitch
SmarTeam
+972.54.2528007
iris@smartteam.co.il

Company Contact
Mike Myshrall, CFO
CYREN
+1 703 760 3320
mike.myshrall@CYREN.com

Media Contact
Matthew Zintel
Zintel Public Relations
+1 281 444 1590
matthew.zintel@zintelpr.com

CYREN LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except per share amounts)

	Three months ended
	March 31
	2016	2015
	Unaudited	Unaudited

Revenues	$7,411	$6,993

Cost of revenues	1,905	2,063

Gross profit	5,506	4,930

Operating expenses:

Research and development, net	2,299	2,709

Sales and marketing	2,828	2,242

General and administrative	1,737	1,414

Adjustment of earn-out obligation	-	(2)

Total operating expenses	6,864	6,363

Operating loss	(1,358)	(1,433)

Other income, net	7	-

Financial expense, net	(93)	(151)

Loss before taxes	(1,444)	(1,584)

Tax expense	(51)	(86)

Net loss	$(1,495)	$(1,670)

Loss per share - basic	$(0.04)	$(0.05)

Loss per share - diluted	$(0.04)	$(0.05)

Weighted average number of shares outstanding:

Basic	39,121	31,398

Diluted	39,121	31,398

CYREN LTD.

RECONCILIATION OF SELECTED GAAP MEASURES TO NON-GAAP MEASURES
(in thousands of U.S.dollars, except per share amounts)

	Three months ended
	March 31
	2016	2015
	Unaudited	Unaudited

GAAP operating loss	$(1,358)	$(1,433)
Stock-based compensation (1)	247	263
Amortization of intangible assets (2)	394	385
Adjustment to earn-out liabilities (3)	-	(2)
Adjustment to deferred revenues (5)	42	43
Capitalization of technology (6)	(947)	-

Non-GAAP operating loss	$(1,622)	$(744)

GAAP net loss	$(1,495)	$(1,670)
Stock-based compensation (1)	247	263
Amortization of intangible assets (2)	394	385
Adjustment to earn-out liabilities (3)	-	23
Amortization of deferred tax assets (4)	(77)	(83)
Adjustment to deferred revenues (5)	42	43
Capitalization of technology (6)	(978)	-

Non-GAAP net loss	$(1,867)	$(1,039)

GAAP loss per share (diluted)	$(0.04)	$(0.05)
Stock-based compensation (1)	0.01	0.01
Amortization of intangible assets (2)	0.01	0.01
Adjustment to earn-out liabilities (3)	0.00	0.00
Amortization of deferred tax assets (4)	0.00	0.00
Adjustment to deferred revenues (5)	0.00	0.00
Capitalization of technology (6)	(0.03)	0.00

Non-GAAP loss per share (diluted)	$(0.05)	$(0.03)

Numbers of shares used in computing non-GAAP loss per share (diluted)	39,121	31,398

(1) Stock-based compensation
Cost of revenues	$12	$16
Research and development	83	64
Sales and marketing	52	73
General and administrative	100	110

	$247	$263
(2) Amortization of intangible assets
Cost of revenues	$206	$190
Sales and marketing	188	195

	$394	$385
(3) Adjustment to earn-out liabilities
General and administrative	$-	$(2)
Financial expenses, net	-	25

	$-	$23
(4) Amortization of deferred tax assets
Tax expense	$(77)	$(83)

	$(77)	$(83)
(5) Adjustment to deferred revenues
Revenues	$42	$43

	$42	$43
(6) Capitalization of technology
Research and development	$(947)	$-
Financial expenses, net	(31)	-

	$(978)	$-

CYREN LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	March 31	December 31
	2016	2015
	Unaudited	Audited

Assets
Current Assets:
Cash and cash equivalents	$14,026	$16,379
Trade receivables, net	3,631	3,849
Prepaid expenses and other receivables	1,147	949
Total current assets	18,804	21,177

Lease deposits	93	79
Severance pay fund	694	700
Property and equipment, net	2,286	2,321
Goodwill and intangible assets, net	31,504	30,128
Total long-term assets	34,577	33,228
Total assets	$53,381	$54,405

Liabilities and Shareholders’ Equity
Current Liabilities:
Credit line	$-	$4,169
Trade payables	415	603
Employees and payroll accruals	2,230	2,500
Accrued expenses and other liabilities	994	764
Earn-out consideration	2,453	2,346
Deferred revenues	4,971	3,269
Total current liabilities	11,063	13,651

Deferred revenues	2,947	824
Deferred tax liability	1,620	1,627
Accrued severance pay	878	824
Other liabilities	137	131
Total long-term liabilities	5,582	3,406

Shareholders’ equity	36,736	37,348
Total liabilities and shareholders’ equity	$53,381	$54,405

CYREN LTD.

 CONDENSED CONSOLIDATED CASH FLOW DATA
(in thousands of U.S. dollars)

	Three months ended
	March 31
	2016	2015
Cash flows from operating activities:	Unaudited	Unaudited

Net loss	$(1,495)	$(1,670)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Loss on disposal of property and equipment	2	-
Depreciation	323	320
Stock-based compensation	247	263
Amortization of intangible assets	394	385
Accrued interest, accretion of discount and exchange rate differences on credit line	(19)	43
Accretion and change in fair value of earn-out consideration, net	-	23

Changes in assets and liabilities:
Trade receivables	129	760
Deferred taxes	(73)	(44)
Prepaid expenses and other receivables	(192)	(777)
Change in long-term lease deposits	(14)	(2)
Trade payables	(209)	179
Employees and payroll accruals, accrued expenses and other liabilities	(40)	(740)
Deferred revenues	3,827	(780)
Accrued severance pay, net	60	18
Other long-term liabilities	(1)	-
Net cash provided by (used in) operating activities	2,939	(2,022)

Cash flows from investing activities:

Capitalization of technology	(978)	-
Purchase of property and equipment	(263)	(174)
Net cash used in investing activities	(1,241)	(174)

Cash flows from financing activities:

Proceeds from credit line	-	4,400
Repayment of credit line	(4,150)	(4,800)
Proceeds from options exercised	-	69
Net cash used in financing activities	(4,150)	(331)
Effect of exchange rate changes on cash and cash equivalents	99	(47)
Decrease in cash and cash equivalents	(2,353)	(2,574)
Cash and cash equivalents at the beginning of the period	16,379	11,063
Cash and cash equivalents at the end of the period	$14,026	$8,489